EXHIBIT 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

April 15, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Grupo Financiero Galicia S.A. - Notice of payment corresponding to the Class VI, Series I Notes.

We hereby inform you that Grupo Financiero Galicia S.A. intends to make the sixth and final payment in full satisfaction of the Class VI, Series I Notes, issued under the Global Program for the issuance of short-, mid- and/or long-term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: April 25, 2016.

Item: Payment of interest corresponding to the period that started on January 23, 2016 and that will end on April 25, 2016 and payment of the principal amount corresponding to the Class VI Series I Notes.

Applicable Interest Rate: The Class VI, Series I Notes accrue interest at a variable rate equal to BADLAR (28.0040%) + 3.25%.

Interest and Amounts Payable for the Period: The applicable interest rate for the period described above is 7.96% and the amount of interest payable is Ps. 11,161,054.18. The principal amount payable is Ps. 140,155,155.

ISIN N°: ARGFGA560013

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Pricing Supplement dated October 14, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.

A. Enrique Pedemonte

Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

April 15, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Grupo Financiero Galicia S.A. - Notice of payment corresponding to the Class VI, Series II Notes.

We hereby inform you that Grupo Financiero Galicia S.A. intends to make the sixth payment corresponding to the Class VI, Series II Notes, issued under the Global Program for the issuance of short-, mid- and/or long-term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: April 25, 2016.

Item: Payment of interest corresponding to the period that started on January 23, 2016 and that will end on April 23, 2016.

Applicable Interest Rate: The Class VI, Series II Notes accrue interest at a variable rate equal to BADLAR (28.0040%) + 4.25%.

Interest and Amount Payable for the Period: The applicable interest rate for the period described above is 8.04% and the amount of interest payable is Ps. 8,833,081.23.

ISIN N°: ARGFGA560021

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Pricing Supplement dated October 14, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.

A. Enrique Pedemonte

Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.